Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Hostess Brands, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-3 of Hostess Brands, Inc. of our report dated March 14, 2017 with respect to the consolidated balance sheet of Hostess Brands, Inc. and subsidiaries as of December 31, 2016, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period November 4, 2016 through December 31, 2016 and the consolidated balance sheet of Hostess Holdings, L.P. and subsidiaries as of December 31, 2015, and the related consolidated statements of operations, partners’ equity (deficit), and cash flows for the period January 1, 2016 through November 3, 2016 and the years ended December 31, 2015 and 2014 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Kansas City, Missouri
July 3, 2017